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February 7, 2007

VIA EDGAR AND FACSIMILE—(202) 772-9218

Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jay Mumford Perry Hindin, Special Counsel Kristin Lochhead Brian Cascio
  Re:
  Accuray Incorporated
  Registration Statement on Form S-1 (Registration No. 333-138622)

Ladies and Gentlemen:

        On behalf of Accuray Incorporated ("Accuray" or the "Company"), we confirm receipt of the letter dated February 6, 2007 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing. We are responding to the Staff's comments as set forth below. The Staff's comments are set forth below in bold, followed by the Company's response. All page numbers in the responses below refer to Amendment No. 5 of the above-referenced registration statement.

Principal and Selling Stockholders, page 112

1.
We reissue our prior comment 3 with respect to Kingland Overseas Development Inc.

        Accuray has revised the disclosure on page 114 in response to the Staff's comment.

Exhibit 5.1

2.
The opinion opines as to only 7,333,333 of the 15,333,333 shares registered by your registration statement. Please obtain an opinion of counsel that covers all such shares.

        In response to the Staff's comment, Accuray has filed an opinion of counsel as Exhibit 5.2 to cover the remaining 8,000,000 shares that are being sold by the Selling Stockholders.

3.
The opinion references an underwriting agreement "most recently filed as an exhibit to the registration statement." As of the date of the opinion you have not filed this agreement as an exhibit. Please obtain an opinion of counsel that contains the correct reference.

        Accuray has filed a revised Exhibit 5.1 in response to the Staff's comment.

4.
The opinion states that "[i]n rendering the foregoing opinion, we have assumed that the Company will comply with all applicable notice requirements regarding uncertificated shares provided in the Delaware General Corporation Law." Please tell us why you believe this is a necessary and appropriate assumption for your opinion.

        We note the Staff's comment and respectfully advise the Staff that the statement is a recitation of a requirement contained in Section 151(f) of the Delaware General Corporation Law.

5.
The opinion states in the penultimate paragraph that the opinions are subject to the effects of bankruptcy and principles of equity. Please tell us why this paragraph is necessary and appropriate for an equity offering.

        We note the Staff's comment and respectfully advise the Staff that we believe the bankruptcy and equitable principles paragraph is relevant when providing a "duly authorized" opinion. This paragraph is not intended to change the meaning of the opinion provided, but only to clarify what the opinion covers. We believe it is the industry consensus and customary practice that this paragraph is considered a standard exception in opinions covering, for example, due authorization and enforceability, although not every firm makes that clear on the face of their opinion as we would now like to do. The reason we would like to do so now is primarily due to recent case law, Reich Family Partnership v. McDermott, Will & Emery (NY Sup. Ct., index 101021/03 (October 20, 2003)). We believe the McDermott case presents the risk that a court would interpret the opinion on "due authorization" as implicitly including a "no conflicts" blessing, and we want to be clear that this is not intended. We believe the paragraph clarifies which issues we have considered in the matter and which we have not. Thus, we do not view including this paragraph as a substantive change in the opinion, but only a clarification of scope that had been previously assumed and understood. In addition, we confirm with you that we concur with the Staff's understanding that the reference to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of that state's constitution and the reported judicial decisions thereunder.

* * * * *

        Accuray would very much appreciate the Staff's prompt review of this response letter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-2645.

Very truly yours,
Laura I. Bushnell, Esq. of Latham & Watkins LLP
cc:
Euan S. Thomson, Ph.D., Accuray Incorporated
Robert E. McNamara, Accuray Incorporated
Michael W. Hall, Esq., Latham & Watkins LLP
Jean-Marc Corredor, Esq., Latham & Watkins LLP
Mark L. Reinstra, Esq., Wilson Sonsini Goodrich & Rosati
Gavin McCraley, Esq., Wilson Sonsini Goodrich & Rosati